

November 10, 2008

Via Facsimile 011 33 1 56 59 39 38 and U.S. Mail

Linda Hesse
Jones Day
120 rue du Faubourg Saint-Honoré
75008 Paris, France

> **Re: Wavecom S.A.**
> **Schedule 14D-9 filed on October 31, 2008**
> **Amendment No. 1 to Schedule 14D-9 filed on November 7, 2008**
> **SEC File No. 5-50760**

Dear Ms. Hesse:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your filing, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Schedule 14D-9 filed on October 31, 2008

Item 4. The Solicitation or Recommendation, page 7

1. To the extent applicable, update the status of the company's decision to "explore all possible alternative solutions," with the assistance of its fairness advisor, Merrill Lynch.

2. With respect to any analyses performed or materials received from Merrill Lynch, indicate whether any such materials have been disclosed in any other jurisdiction, including in the International Offer materials, which are not included in the company's filing with the SEC. We may have further comments.

Background, page 8

3. Refer to page 10. Summarize the different opinions as to the terms of a strategic combination between Wavecom and Gemalto which were asserted by the two parties' representatives at a dinner on September 17, 2008.

Reasons for the Recommendation, page 11

4. Refer to the comparable companies transactions listed at the bottom of page 10. Explain why these were chosen as comparable.

Interest in Securities of the Company, page 25

5. In "Intent to Tender" on page 24, you state that none of the Company's officers or directors will tender into the Offer. However, in this section, you state that Chairman of the Board Michel Alard may sell 1,000,000 of his Shares "over the coming weeks" to raise funds for taxes. Will Mr. Alard tender into the Offer? Please clarify.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the Company is in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions